EXHIBIT 99.1

Press Release Dated July 17, 2012,
Suncor Energy to release second quarter 2012 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2012 financial results

Calgary, Alberta (July 17, 2012) – Suncor Energy will release its second quarter financial results on Tuesday, July 24, 2012 at 8 p.m. MT (10 p.m. ET).

Following the release, a teleconference to review the second quarter will be held at 7:30 a.m. MT (9:30 a.m. ET) on Wednesday, July 25, 2012. Representing management will be Steve Williams, president and chief executive officer and Bart Demosky, chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, investor relations, will host the call.

To participate in the teleconference:

•     if calling from North America: 1 877-240-9772

•     if calling from outside North America: +1 416-340-8530

To participate in the conference via webcast, go to www.suncor.com/webcasts.

An archive of the conference call will be available until August 1, 2012.

To access the archive:

•     from North America: 1 800-408-3053 (pass code: 4100878)

•     from outside North America: +1 905-694-9451 (pass code: 4100878)

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 Website: www.suncor.com